UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated August 17, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Savannah Danson* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)
www.sibanyegold.co.za
1
Sibanye Gold Limited
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye”, “the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
MARKET RELEASE

Trading statement and operating guidance for the six months ended 30 June 2017

Westonaria, 17 August 2017: In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE),
issuers are required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20%
from those of the previous corresponding period.

Shareholders are advised that Sibanye has a reasonable degree of certainty that it will report an attributable loss of at least R4.8 billion (US$360 million) for the six-months ended 30 June 2017 (“relevant period”), compared with attributable earnings of R333 million (US$22 million) for the six months ended 30 June 2016
(“comparative period”).
The decrease in earnings is primarily attributable to non-recurring items which were four fold higher than for the comparative period, and the 14% appreciation of the average rand relative to the US dollar, which impacted Group revenue. Non-recurring items of approximately R4.4 billion (US$333 million) for the period include, inter alia:
•
a R2.8 billion (US$211 million) impairment charge relating to the cessation of the loss making Cooke and
Beatrix West operations, which was announced on 3 August 2017
•
a R1.1 billion (US$82 million) Occupational healthcare provision, relating to possible settlement of the silicosis class action litigation and related costs and
•
R402 million (US$30 million) costs associated with the acquisition of Stillwater Mining Company (Stillwater)
during the period

Earnings per share (“EPS”) and headline earnings per share (“HEPS”) for the period, are further affected by
1,195,787,294 new ordinary Sibanye shares which were issued pursuant to the c.US$1 billion equity rights offer which closed on 9 June 2017. As a result, Sibanye has a reasonable degree of certainty that loss per share will be at least 320 cents (24 US cents) for the period, with headline loss per share at least 145 cents (11 US cents). EPS and HEPS for comparative period (adjusted to reflect the bonus element of the rights issue) were
24 cents (2 US cents) and 79 cents (5 US cents), respectively. This represents a 1,433% decrease in respect of
EPS and a 284% decrease in respect of HEPS.
Normalised loss per share (which is adjusted for gains and losses on foreign exchange and financial instruments, non-recurring items and share of result of associates after tax) is expected to be at least 65 cents (5 US cents) compared to normalised earnings per share (adjusted to reflect the bonus element of the rights issue) of 152 cents (10 US cents) for the comparative period, or a decrease of at least 143%.

The financial information on which the trading statement has been based, has not been reviewed or reported on by the Group’s auditors.
Operating guidance
SA Gold Operations
Gold produced for the six months ended 30 June 2017 declined by 8% relative to the comparable period to 21,418kg (688,600oz). This was mainly due to the suspension of operations at Cooke 4 during the second half of 2016, the impact of illegal mining at the Cooke Operations and lower volumes and grades from
Beatrix West. Action to address these underperforming operations has been taken, with S189 consultations underway (refer to https://www.sibanyegold.co.za/investors/news/company-announcements/2017 the announcement issued on 3 August 2017.

Operating costs at the SA gold operations increased in absolute terms by approximately 3% to R8,923 million, relative to the comparable period, with unit costs 4% higher at R900/tonne milled. Total cash cost (TCC) and
All-in sustaining cost (AISC) increased by 9% and 8%, respectively to R414,902/kg and R485,441/kg, respectively, reflecting lower gold output. Excluding the cost structures associated with the Cooke and
Beatrix West operations and production from these operations, AISC would have been approximately
R25,000/kg lower.
SA PGM Operations
The continuing integration of the SA PGM operations has been pleasing, with the solid performance delivered toward the end of 2016 being maintained during the first half of 2017.
Attributable 4E PGM production of approximately 590,000oz is well on track to achieve the upper end of annual guidance with average operating cost for the six months ended 30 June 2017 of approximately
R10,400/4Eoz, well below average cost guidance for the year. This reflects the positive progress made in realising cost and operational synergies and reflects possible upside to the initial R800 million in annual benefits identified.

US PGM Operations

The US PGM Operations, comprising the Stillwater Mine, East Boulder Mine, Columbus processing facilities, recycling operations and the Blitz project have been incorporated into the Group effective from 4 May
2017.
Mined 2E PGM production for the two months under Sibanye’s control of approximately 93,800oz at AISC of
US$622/2Eoz, is expected. On an annualised basis, this compares favourably with reported production of
549,000oz and average AISC of US$622/2Eoz in 2016. Average PGM ounces fed and sold of approximately
340,000oz and 255,000oz, respectively at the Recycling operations are well ahead of averages achieved in
2016. With average 2E PGM basket prices currently over US$150/2Eoz higher than for 2016, the outlook for the US Region operations is favourable.

Further detail on the Occupational healthcare provision
An industry working group (comprising Sibanye, Harmony Gold Mining Company Limited, African Rainbow
Minerals Limited, Anglo American South Africa Limited, AngloGold Ashanti Limited and Gold Fields Limited)
was formed in 2014 to address issues relating to the compensation and medical care for occupational lung diseases (“OLD”)in the South African gold mining industry(the “Working Group”).

Sibanye and the other companies in the Working Group, amongst others, were served with a consolidated class action application on 21 August 2013. The companies do not believe that they are liable in respect of the claims brought, and they are defending these. They do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue.
On 13 May 2016, the South African South Gauteng High Court (“High Court”) ordered, among other things:
(1) the certification of two classes: (a) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependents of mine workers who have died of silicosis; and (b) a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependents of deceased mine workers who died of pulmonary tuberculosis; and (2) that the common law be developed to provide that, where a claimant commences suing for general damages and subsequently dies before close of pleadings, the claim for general damages will transmit to the estate of the deceased claimant. The progression of the classes certified will be done in two phases: (i) a determination of common issues, on an opt-out basis, and
(ii) the hearing and determination of individualised issues, on an opt-in basis. In addition, costs were awarded in favour of the claimants. The High Court ruling did not represent a ruling on the merits of the cases brought by the claimants. The amount of damages has not yet been quantified for any of the claimants in the Consolidated Class Application or for any other members of the classes.

Sibanye and the other respondents believed that the judgement addressed a number of highly complex and important issues, including a far reaching amendment of the common law, that have not previously been considered by other courts in South Africa. The High Court itself found that the scope and magnitude of the proposed claims is unprecedented in South Africa and that the class action would address novel and complex issues of fact and law. The respondents applied for leave to appeal against the judgement because they believed that the court’s ruling on some of these issues is incorrect and that another court may come to a different decision.

On 24 June 2016, the High Court granted the mining companies leave to appeal against the finding amending the common law in respect of the transmissibility of general damages claims. It refused leave to appeal on the certification of silicosis and tuberculosis classes. On 15 July 2016, Sibanye and the other respondents each filed petitions to the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis. In an attempt to shorten any delay due to an appeal process, it is permissible to request that the appeals be dealt with on an expedited basis. On
21 September 2016, the Supreme Court of Appeal granted the respondents leave to appeal against all aspects of the class certification judgement of the High Court delivered in May 2016. The appeal hearing before the Supreme Court of Appeal is scheduled to be heard from 19 – 23 March 2018.

As a result of the progress made by the Working Group on a variety of issues, management is now in a position to reliably estimate, within an acceptable range, the Company’s potential share of a possible settlement of the class action claims and related costs. As a result, the Company has provided R1,1 billion
(US$82 million) before tax, for this obligation which impacts negatively on earnings for the period.
The ultimate outcome of these negotiations and the court sanction of the agreement remains uncertain and accordingly the provision is subject to adjustment in the future.
Results presentation

Sibanye is finalising its Operating and Financial Results for the six-months ended 30 June 2017, which will be released on SENS at 08:00 (CAT) on Wednesday, 30 August 2017. The 10:00 (CAT) results presentation will be preceded by an event at the JSE (starting at 08:00 for 08:30 (CAT), to mark the incorporation of the Stillwater
Operations into the Sibanye Group. For more information, please refer to www.sibanyegold.co.za.

Contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Ltd
FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”,
“estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: August 17, 2017
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer